# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Brand Engagement Network Inc., CIK 0001838163
CUSIP: 104932207
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 300 DELAWARE AVE, SUITE 210 #409, WILMINGTON, Delaware (DE), 19801
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002132322

## Reporting persons
- AFG Companies, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 1,000; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,000 (0% of the class)
  Comment: From and after March 14, 2024, as previously disclosed by the Issuer, AFG Companies, Inc. beneficially owned more than 5% of the Issuer's common stock. Following dispositions that occurred during the first calendar quarter of 2026, the percentage of the Issuer's common stock beneficially owned by AFG Companies, Inc. fell below 5%.
  
  The number of shares reported in rows (6), (8), and (9) excludes 49,333 shares owned by Genuine Lifetime, LLC that were pledged to AFG Companies, Inc. as security for a note that is currently the subject of litigation.
- Ralph Wright Brewer III: type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 1,000; sole dispositive power 0; shared dispositive power 1,000; aggregate amount beneficially owned 1,000 (0% of the class)
  Comment: Ralph Wright Brewer III is the Chairman of the Board of AFG Companies, Inc. ("AFG"). Mr. Brewer shares with AFG voting and dispositive power with respect to the Issuer's common stock beneficially owned by AFG.
  
  From and after March 14, 2024, as previously disclosed by the Issuer, AFG beneficially owned more than 5% of the Issuer's common stock. Mr. Brewer individually beneficially owned additional shares that amounted to less than 0.4% of the Issuer's common stock. Following dispositions that occurred during the first calendar quarter of 2026, the percentage of the Issuer's common stock beneficially owned by either of AFG and Mr. Brewer fell below 5%.
  
  The number of shares reported in rows (6), (8), and (9) excludes 49,333 shares owned by Genuine Lifetime, LLC that were pledged to AFG as security for a note that is currently the subject of litigation.

## Item 1. Issuer
Name of issuer: Brand Engagement Network Inc.
Address of issuer's principal executive offices: 300 DELAWARE AVE, SUITE 210 #409, WILMINGTON, DELAWARE, 19801.

## Item 2. Person Filing
Name of person filing: AFG Companies, Inc. and Ralph Wright Brewer III
Address of principal business office or, if none, residence:
1900 Champagne Boulevard
Grapevine, TX 76051
Citizenship: Texas

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,000
Percent of class: .00017
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AFG Companies, Inc.: /s/ Robyn S. Accipiter, General Counsel (05/15/2026)
- Ralph Wright Brewer III: /s/ Ralph Wright Brewer III, Self (05/15/2026)